SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 6, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

SHAW IMPROVES BANK FACILITY BY EXTENDING TERM
AND ELIMINATING AMORTIZATION

Calgary, Alberta, May 6, 2004 — Shaw Communications today announced that it had amended several key conditions of its existing bank facility. Effective April 30, 2004, facility A, which is a revolving facility, will have an availability of $910 million through to April 30, 2009, with no amortization. The new facility will continue to be unsecured and will rank pari passu with the senior unsecured notes. The previous facility was subject to an amortization schedule, which had it reducing to zero at April 30, 2007.

“The amended facility provides Shaw with increased flexibility and once again reflects significant credit support from its existing banking syndicate” said Jim Shaw, the C.E.O. of Shaw Communications.

“The bank facility continues to be an integral part of Shaw’s capital structure” said Ron Rogers, the C.F.O. of Shaw Communications Inc.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:

R.D. Rogers
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500